Terms of the Notes

The Enhanced Return Notes Linked to the S&P 500® Futures Excess Return Index (the “Notes”) provide a leveraged return if the Ending Value of the Underlying is greater than its Starting Value. If the Ending Value of the Underlying is equal to or less than its Starting Value but greater than or equal to its Threshold Value, you will receive the principal amount of your Notes at maturity. If the Ending Value of the Least Performing Underlying is less than its Threshold Value, there is full exposure to declines in the Least Performing Underlying and you will lose a significant portion or all of your investment in the Notes. The Notes will not pay interest. At maturity, you will receive the Redemption Amount, calculated as described under “Redemption Amount Determination”.

Issuer:	BofA Finance LLC (“BofA Finance”)
Guarantor:	Bank of America Corporation (“BAC”)
Term:	Approximately 5 years.
Underlyings:	The S&P 500® Futures Excess Return Index (Bloomberg symbol: “SPXFP”), a price return index.
Pricing and Issue Dates*:	April 22, 2024 and April 25, 2024, respectively.
Upside Participation Rate:	215%
Threshold Value:	With respect to each Underlying, 75% of its Starting Value.
Initial Estimated Value Range:	$900.00 - $950.00 per Note.
CUSIP:	09711BRJ7
Preliminary Pricing Supplement:	https://www.sec.gov/Archives/edgar/data/70858/000148105724005250/form424b2.htm

*Subject to change

Redemption Amount Determination

Hypothetical Payout Profile

Underlying Return of the Least Performing Underlying	Redemption Amount per Note	Return on the Notes
60.00%	$2,290.00	129.00%
50.00%	$2,075.00	107.50%
40.00%	$1,860.00	86.00%
30.00%	$1,645.00	64.50%
20.00%	$1,430.00	43.00%
10.00%	$1,215.00	21.50%
5.00%	$1,107.50	10.75%
2.00%	$1,043.00	4.30%
0.00%	$1,000.00	0.00%
-10.00%	$1,000.00	0.00%
-20.00%	$1,000.00	0.00%
-25.00%(1)	$1,000.00	0.00%
-25.01%	$749.90	-25.01%
-50.00%	$500.00	-50.00%
-100.00%	$0.00	-100.00%

(1) This is the Underlying Return of the Least Performing Underlying which corresponds to the Threshold Value.

Risk Factors

•	Your investment may result in a loss; there is no guaranteed return of principal.
•	Your return on the Notes may be less than the yield on a conventional debt security of comparable maturity.
•	The Notes do not bear interest.
•	The Redemption Amount will not reflect changes in the levels of the Underlying other than on the Valuation Date.
•	Because the Notes are linked to the least performing (and not the average performance) of the Underlyings, you may not receive any return on the Notes and may lose a significant portion or all of your investment in the Notes even if the Ending Value of one Underlying is greater than or equal to its Threshold Value.
•	Any payments on the Notes are subject to our credit risk and the credit risk of the Guarantor, and any actual or perceived changes in our or the Guarantor’s creditworthiness are expected to affect the value of the Notes.
•	The public offering price you pay for the Notes will exceed their initial estimated value.
•	We cannot assure you that a trading market for your Notes will ever develop or be maintained.
•	The Underlying is subject to significant risks associated with the futures contract to which the Underlying is linked.
•	Higher future prices of the futures contract to which the Underlying is linked relative to its current prices may adversely affect the value of the Underlying and the value of the Notes.
•	Linking to an equity futures contract is different from linking to the equity index tracked by the equity futures contract.
•	Suspension or disruptions of market trading in futures markets may adversely affect the value of the Notes.
•	Legal and regulatory changes could adversely affect the return on and value of your Notes.
•	The Notes are linked to an excess return index and not a total return index.

You may revoke your offer to purchase the Notes at any time prior to the time at which we accept such offer on the date the Notes are priced. We reserve the right to change the terms of, or reject any offer to purchase, the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Please see the Preliminary Pricing Supplement for complete product disclosure, including related risks and tax disclosure.

This fact sheet is a summary of the terms of the Notes and factors that you should consider before deciding to invest in the Notes. BofA Finance has filed a registration statement (including preliminary pricing supplement, product supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this fact sheet relates. Before you invest, you should read this fact sheet together with the Preliminary Pricing Supplement dated April 16, 2024, Product Supplement EQUITY-1 dated December 30, 2022 and Prospectus Supplement and Prospectus dated December 30, 2022 to understand fully the terms of the Notes and other considerations that are important in making a decision about investing in the Notes. If the terms described in the Preliminary Pricing Supplement are inconsistent with those described herein, the terms described in the Preliminary Pricing Supplement will control. You may get these documents without cost by visiting EDGAR on the SEC Web site at sec.gov or by clicking on the hyperlinks to each of the respective documents incorporated by reference in the Preliminary Pricing Supplement. Alternatively, BofA Finance, any agent or any dealer participating in this offering will arrange to send you the Preliminary Pricing Supplement, Product Supplement EQUITY-1 and Prospectus Supplement and Prospectus if you so request by calling toll-free at 1-800-294-1322.